United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Granada Ampliación

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One)  Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the

Registrant’s Registration Statement on Form F-3ASR (File No. 333-162217).

Exhibits

Form of Underwriting Agreement – Standard Provisions dated October 24, 2011.	Exhibit 1.1

Pricing Agreement, dated October 24, 2011 (incorporating the Underwriting Agreement – Standard Provisions dated October 24, 2011) between América Móvil, S.A.B., de C.V., as Issuer, and Deutsche Bank AG, London Branch, Credit Suisse Securities (Europe) Limited, HSBC Bank plc, Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A. and Société Générale, as Underwriters.	Exhibit 1.2

Ninth Supplemental Indenture, dated as of October 27, 2011, among América Móvil, S.A.B., de C.V., as Issuer, Radiomóvil Dipsa, S.A. de C.V. and The Bank of New York Mellon, as Trustee.	Exhibit 4.1

Tenth Supplemental Indenture, dated as of October 27, 2011, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 4.125% Senior Notes due 2019.	Exhibit 4.2

Eleventh Supplemental Indenture, dated as of October 27, 2011, among América Móvil, S.A.B. de C.V., as Issuer, The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent and Luxembourg Transfer Agent, relating to the 5.000% Senior Notes due 2026.	Exhibit 4.3

Specimen of Global Note representing the 4.125% Senior Notes due 2019.	Exhibit 4.4

Specimen of Global Note representing the 5.000% Senior Notes due 2026.	Exhibit 4.5

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated October 27, 2011.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated October 27, 2011.	Exhibit 5.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Date: October 27, 2011	Title: Chief Financial Officer